FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No.  1   FRN Variable Rate Fix released on 20 January 2003
No.  2   Director Shareholding released on 23 January 2003
No.  3   FRN Variable Rate Fix released on 23 January 2003
No.  4   FRN Variable Rate Fix released on 23 January 2003
No.  5   Securitisation Transaction released on 24 January 2003

Document No.  1

RE:   NORTHERN ROCK PLC
      GBP 4,100,000 SERIES 168 EMTN
      DUE OCTOBER 2004
      ISIN: XS0103538822

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
20JAN03 TO 22APR03 HAS BEEN FIXED AT 3.97375 PCT PER ANNUM.

INTEREST PAYABLE VALUE 22APR03 WILL AMOUNT TO:
GBP 100.16 PER GBP 10,000 DENOMINATION.


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

Document No.  2

                               NORTHERN ROCK PLC

                       NOTIFICATION OF DISPOSAL OF SHARES
                     BY NORTHERN ROCK QUEST COMPANY LIMITED


The Trustees of the Northern Rock Qualifying Employee Share Ownership Trust, Northern Rock Quest Company Limited ("QUEST") hereby give notice that the Executive Directors of Northern Rock plc namely:

A J Applegarth
D F Baker
R F Bennett

have a potential interest in QUEST and that the Trustees of QUEST disposed of the following Ordinary shares in the Company:


Date of Disposal              No. of Shares                 Price per Share               Percentage of Issued
                                                                                          Share Capital

23 January 2003               1,448                         GBP3.81                         0.0003


These shares were transferred to participants in the Northern Rock Sharesave Scheme.

Following this transaction QUEST holds a total of 3,316,623 Ordinary 25p shares in the Company representing 0.79% of the Company's issued share capital.

Document No.  3

RE: NORTHERN ROCK PLC
    EURO 10,000,000 SERIES 179 EMTN
    DUE APRIL 2007
    ISIN: XS0110472460

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
27JAN03 TO 28APR03 HAS BEEN FIXED AT 3.003 PCT PER ANNUM.

INTEREST PAYABLE VALUE 28APR03 WILL AMOUNT TO:
EURO 7,590.92 PER EURO 1,000,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 171 508 3857/3855 OR FAX: 44 171 508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

Document No.  4

RE:   NORTHERN ROCK PLC
      EUR 300,000,000 SERIES 202 EMTN
      DUE APRIL 2004
      ISIN: XS0127924172

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
27JAN03 TO 28APR03 HAS BEEN FIXED AT 2.973 PCT PER ANNUM.

INTEREST PAYABLE VALUE 28APR03 WILL AMOUNT TO:
EURO 75.15     PER USD 10,000 DENOMINATION.
EURO 751.51    PER USD 100,000 DENOMINATION.


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 171 508 3857/3855 OR FAX: 44 171 508 3881.



RATEFIX DESK
CITIBANK N.A., LONDON

Document No.  5

    SECURITISATION ISSUE JANUARY 2003 - GBP3,010 million (Granite 03-1 plc)

                                 NORTHERN ROCK PLC

                             SECURITISATION TRANSACTION

    Northern Rock plc announces its eighth, and largest at GBP3bn, residential mortgage-backed securitisation transaction.

    Following a series of international marketing roadshows throughout the UK and the USA, the deal met strong investor demand due to the quality of the asset portfolio and the reputation of Northern Rock plc.

    Northern Rock plc has now issued a total of GBP13.86 billion in residential securitised notes.

    Granite Mortgages 03-1 plc, a special purpose vehicle established to securitise residential mortgage loans originated by Northern Rock plc, today confirmed its intention to close its next securitisation transaction of US$2,548,000,000 Series 1 mortgage-backed notes, EUR1,056,500,000 Series 2 mortgage-backed notes and GBP737,000,000 Series 3 MBS Notes on 27 January 2003. The collateral for this transaction is a pool of fully performing residential mortgage loans originated by Northern Rock plc and secured over mortgaged properties in England and Wales. Granite Mortgages 03-1 plc is Northern Rock plc's eighth residential mortgage-backed securitisation transaction.

    Bob Bennett, Group Finance Director commented: "The success of this latest transaction reflects the demand for this type of asset-backed financial instrument, the quality of Northern Rock plc's loan book and the strength of our Granite transaction programme; and helps to provide funds to finance future growth in mortgage lending This taken with our recent $1.4 billion MTN issue gets us off to a flying start for 2003".

    This announcement is not an offer of securities for sale in the United States. Any public offer of these securities in the United States will be made by means of a prospectus that may be obtained from the issuer.

    Contact:

    Robert F Bennett
    Group Finance Director
    Tel: (0191) 2794346



    24 January 2003


                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  27 January 2003          By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary